Saturna Capital Corporation
1300 North State Street
Bellingham, WA 98225

April 29, 2022

FILED VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kenneth Ellington

Re:   Amana Mutual Funds Trust (File No. 811-04276) and
        Saturna Investment Trust (File No. 811-05071) (the “Registrants”)
        Responses to Staff Comments – Annual Reports

Dear Mr. Ellington:

      This letter responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by telephone on March 28, 2021, on each Registrant’s annual report to shareholders and Form N-CEN filings for the fiscal year May 31, 2021 (for Amana Mutual Funds Trust) and November 30, 2021 (for Saturna Investment Trust). You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments and the Registrants’ responses are set forth below.

Both Registrants:

      Comment 1: Please file an amended Form N-CSR for each Registrant, and include an explanatory note in each amended filing stating the purpose for which the filing is being amended. The amended Form N-CSR filing for each Registrant should: (1) correct the response to Item 4(e)(2) as noted below in Comment 2; (2) be on the new format of Form N-CSR, as referenced below in Comment 3, and (3) include the correct form of certifications required by Item 13(a)(2) of Form N-CSR, updated to the correct date, as described in Comment 4.

      Response: Each Registrant will file an amended Form N-CSR for its fiscal year ended 2021 as requested, as addressed in more detail in the responses to Comments 2-4 below.

      Comment 2: The Staff notes that each Registrant discloses 100% for Item 4(e)(2) of Form N-CSR on items (b), (c) and (d). However, this paragraph describes situations where the pre-approval requirement was waived, not whether pre-approval was obtained. Please revise the disclosure accordingly.

      Response: Each Registrant will make the following change in its respective amended Form N-CSR filing:

~~One hundred percent~~ None of the services described in each of paragraphs (b) through (d) were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

      Comment 3: For each Registrant, please use the new format of Form N-CSR which was effective on August 1, 2017. See the Investment Company Reporting Modernization FAQ Number 2. There are 13 items on the new form.

      Response: Each Registrant will file an amended Form N-CSR for its fiscal year ended 2021 on the new form as requested.

      Comment 4: Item 4(d) of the Registrants’ certifications required by Item 13(a)(2) of Form N-CSR does not appear to refer to the correct time period. Item 4(d) requires disclosure of “any change in the registrant’s internal control over financial reporting that occurred during the period covered by [the] report ...”. Please file an amended Form N-CSR for each Trust to include the correct form of certifications and ensure that the certifications are updated to a current date.

      Response: Each Registrant will include updated certifications in its respective amended Form N-CSR filing, to include the following change to Item 4(d) of each certification:

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the ~~second fiscal quarter of the~~ period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

      Amana Mutual Fund Trust

      Comment 5: The Form N-CEN filed on August 14, 2020 for Amana Mutual Funds Trust includes an internal control report that appears to reference the incorrect year and date (May 31, 2019 instead of May 31, 2020). Please file an amended Form N-CEN that includes an internal control report that references the correct date.

      Response: The Registrant acknowledges the Staff’s comment and will make the requested change in its amended Form N-CEN filing for the fiscal year ended May 31, 2020.

      Comment 6: The Amana Developing World Fund has a significant percentage of net assets invested in China; however, the most recent prospectus does not include disclosure of the strategies and risks related to investing in China. Please explain why investing in China has not been included as a principal strategy and principal risk of the Fund.

      Response: The Amana Developing World Fund (the “Fund”) does not focus on investments in China or any other specific country among the developing world countries as part of its principal investment strategy. Rather, from time to time and based on market and economic conditions, the Fund may hold larger positions in one or more specific countries among the developing world countries. The Fund’s investments in a developing world country will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by developing world companies, and the Fund diversifies its investments across the industries, companies, and countries of the developing world. As such, the Registrant believes that the current description of each Fund’s investment strategy is consistent with the broad investment mandate of the Fund. Further, the Registrant notes that the Fund’s prospectus addresses the risks of investments in China by including descriptions of the risks of (1) foreign investing and (2) investing in the developing world, and well as market risk more generally. In addition, the Registrant notes that the Fund’s investments in China have been reduced since its last semi-annual report. As of March 31, 2022, the Fund allocated 8.4% of its portfolio to China. The Registrant will reconsider the Staff’s comment when it next updates its registration statement and will add additional disclosure if deemed appropriate.

Saturna Investment Trust

      Comment 7: We note that Sextant Growth Fund and Sextant International Fund have a significant percentage of their net assets invested in the information technology sector as of the most recent fiscal year, although the prospectus does not include a sector risk disclosure. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets in single sector or if the fund consistently focuses in particular sector, e.g. a period of three or more years. Please explain why the identification of the sector, including the strategies and risk of investing in that sector, are not disclosed in the summary prospectus.

      Response: The Registrant has added the following disclosure to the “Principle Risks of Investing” section of each Fund’s summary prospectus in the most recent update of its registration statement:

Technology sector risk: The information technology industries may be affected by technological obsolescence, short product cycles, falling prices and profits, competitive pressures and general market conditions. For example, rapid advances in science and technology might cause existing products to become obsolete, and the Fund’s returns could suffer to the extent it holds an affected company’s shares. Additionally, technology companies are dependent upon consumer and business acceptance as new technologies evolve.

The Registrant has also added corresponding technology sector risk disclosure as part of the Item 9 [of Form N-1A] disclosure in the statutory prospectus. The Registrant notes that neither Fund focuses on the technology sector or any other particular sector as part of its principal investment strategy; rather, from time to time and based on market or economic conditions, a Fund may hold significant positions in one or more sectors of the market. As such, the Registrant believes that the current description of each Fund’s investment strategy is consistent with the Fund’s broad investment mandate.

      Comment 8: For Funds that include a performance fee, please include an explanatory footnote in the fee table briefly explaining the terms of the performance fee arrangement. The footnote should disclose (a) the fund’s base fee (b) disclose that the base free may adjust up or down according to the fund’s performance relative to its benchmark index and (c) identify the benchmark index. For the first year of operations of a new series, the fee table should show the base fee.

      Response: The Registrant acknowledges the Staff’s comment and will make the requested change in the next update of its registration statement by adding the following footnote to the fee table:

¹ The Management Fee is a fulcrum fee with a base or fulcrum at an annual rate of 0.50% of the average daily net assets of the Fund paid monthly, and may range from 0.30% to 0.70%, based on the Fund’s performance relative to the Fund’s benchmark index, the [insert applicable benchmark index].

      Comment 9: The Staff noted disclosure of significant ownership in certain Funds per review of the financial statements. Please explain how large shareholder risk is addressed in the summary and statutory prospectus.

      Response: The Registrant has added the following disclosure to the “Principle Risks of Investing” section of each applicable Fund’s summary prospectus in the most recent update of its registration statement:

Large transaction risk: A significant percentage of the Fund's shares may be owned or controlled by the Adviser and its affiliates or other large shareholders. Accordingly, the Fund is subject to the potential for large-scale inflows and outflows as a result of purchases and redemptions of its shares by such shareholders. These inflows and outflows could negatively affect the Fund's net asset value and performance.

The Registrant has also added corresponding large transaction risk disclosure as part of the Item 9 [of Form N-1A] disclosure in the statutory prospectus.

*       *       *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082.

Sincerely,

Amana Mutual Funds
Saturna Investment Trust

/s/ Jane K. Carten

Name:   Jane K. Carten
Title:     Vice President, Amana Mutual Funds Trust
              President, Saturna Investment Trust

cc:         Fatima Sulaiman, K&L Gates LLP